

SECURIT 05038089 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41562

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HSBC Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York	New York	10018-2786
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Watts 212-525-6711
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

757 3rd Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave Watts, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc., as of December 31, 2004 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

VINNY SOOKOO
Notary Public, State of New York
No. 01SO6035013
Qualified in Queens County
Commission Expires Dec. 20, 2005

David Watts
Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102


SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C.
213
SECTION

Independent Auditors' Report

The Board of Directors and Shareholder
HSBC Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the Company), an indirect wholly owned subsidiary of HSBC Holdings plc, as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HSBC Securities (USA), Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedules I through VII is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.


KPMG LLP

February 18, 2005

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

(Dollars in thousands except share data)

Assets:	
Cash	$ 5,837
Cash and securities segregated pursuant to federal and other regulations	59,729
Trading inventory, at market value	1,561,141
Trading inventory, at market value, pledged	8,802,908
Securities received as collateral	582,747
Securities purchased under agreements to resell	4,670,720
Receivable under securities borrowing arrangements	17,057,954
Receivable from brokers, dealers, clearing organizations and customers	3,263,543
Other assets	206,099
Total assets	$ 36,210,678

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Short term borrowings	$ 458,557
Securities sold under agreements to repurchase	19,115,106
Securities sold, not yet purchased, at market value	1,343,086
Securities sold, not yet purchased, at market value, obligation to return collateral	9,005,883
Obligation to return securities received as collateral	582,747
Payable under securities lending agreements	1,046,829
Payable to brokers, dealers, clearing organizations and customers	3,329,815
Accounts payable and accrued liabilities	308,291
Total liabilities	35,190,314
Commitments and contingent liabilities	
Liabilities subordinated to claims of general creditors	525,000
Stockholder's equity:	495,364
Total liabilities and stockholder's equity	$ 36,210,678

See accompanying notes to the statement of financial condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(Dollars in thousands except share data)

NOTE 1 - ORGANIZATION

HSBC Securities (USA) Inc. (the "Company" or "HCSU") is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the "Parent") whose ultimate parent is HSBC Holdings plc ("HSBC").

Effective January 1, 2004, HSBC created a new North American organizational structure with HSBC North America Holdings Inc. (HNAH) as the holding company parent of which the Company is an indirectly wholly owned subsidiary.

On January 1, 2005, HSBC Brokerage (USA), Inc ("HBUI") was merged into the Company. Accordingly, the transaction was accounted for in a manner similar to pooling-of-interest accounting because both the Company and HBUI are under the common control of the Parent at the time of the merger.

HCSU received two capital contributions from the Parent on May 27, 2004 and November 29, 2004 for $125,000 and $300,000, respectively.

The Company is a registered broker dealer of securities under the Securities Exchange Act of 1934 and a registered futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. Government and federal agency securities.

The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), New York Stock Exchange ("NYSE"), Chicago Mercantile Exchange ("CME"), Chicago Board of Trade ("CBOT") and New York Mercantile Exchange ("NYMEX") and Commodity Exchange ("COMEX").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require the use of management's best judgment of estimates. Estimates, including the fair value of instruments, may vary from actual results. Management does not believe that actual results will differ materially from these estimates.

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(b) Trading Inventory, Securities Sold But Not Yet Purchased

Trading inventory including proprietary securities, options, futures and other derivative transactions are reflected in the statement of financial condition on a trade-date basis and are carried at fair value. Fair value is based generally on current market quotations, where available. If quoted market prices are not available, fair value is estimated based on the quoted price of similar instruments or internal valuation models.

Securities, options and futures transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement date basis. Receivables and payables relating to transactions that had not reached their contractual settlement date are reflected net on the statement of financial condition.

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Collateralized Financing Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at which they will be subsequently resold or reacquired, as specified in the respective agreements, plus accrued interest to date. Repurchase and resale agreements with the same counterparty, same maturity and which are subject to master netting arrangements are presented net in the statement of financial condition in accordance with the Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. In connection with securities purchased under agreements to resell, it is the policy of the Company to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate.

Securities borrowing and securities lending arrangements are financing agreements which are recorded at the amount of cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

During the normal course of business, the Company pledges its own assets as collateral pursuant to resale agreements and securities borrowing transactions. Trading inventory pledged as collateral which can be sold or repledged by the creditor is classified as an asset encumbered. To the extent the Company sells collateral pledged to it, principally to settle short sale transactions, the obligation to return the collateral has been recorded.

(d) Guarantees

In November 2002, FASB issued Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that is has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company does not have any guarantees that are required to be recognized under FIN 45.

(e) Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. The Company is included in the consolidated federal tax returns filed by HNAH and the combined state and local income tax returns filed by the Parent. In accordance with tax-sharing agreements, HNAH and the Parent respectively allocate to the Company its proportionate share of the federal and state and local tax liabilities and benefits on a separate company basis.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating loss and tax credit carryforwards. A valuation allowance is established if, based on all available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Foreign taxes paid are applied as credits to reduce federal income taxes payable.

(continued)

(Dollars in thousands except share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Consolidation of Variable Interest Entities

An entity is subject to FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities"* (FIN 46) and is called a variable interest entity if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations or that do not absorb the expected losses or receive the expected returns of the entity. In accordance with the original provisions of FIN 46, the Company adopted FIN 46 as of December 31, 2003.

In December 2003, the FASB issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities (revised December 2003)"* (FIN 46R), which includes substantial changes from the original FIN 46. Included in these changes, the calculation of expected losses and expected residual returns has been altered to reduce the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. In addition, the definition of a variable interest has been changed in the revised guidance. Effective as of March 31, 2004, the Company adopted FIN 46R and determined that the specialized financing entity administered by the Company should continue to not be consolidated. (See Note 14 to the statement of financial condition)

NOTE 3 - CASH AND SECURITIES SEGREGATED PURSUANT TO FEDERAL AND OTHER REGULATIONS

As of December 31, 2004, cash of $11,705 and qualified securities with a market value of $48,024 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Regulations 1.32 and 30.7 of the Commodity Exchange Act and Rule 15c3-3 of the Securities Exchange Act, respectively.

In the normal course of business, the Company has deposited U.S. Government securities, with a market value of $73,718 as of December 31, 2004, as collateral at various clearing organizations. These securities are included in trading inventory pledged on the statement of financial condition.

NOTE 4 - TRADING INVENTORY, AT MARKET VALUE AND SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE

Trading inventory, at market value and securities sold, not yet purchased, at market value at December 31, 2004, consisted of the following:

	Trading inventory	Securities sold, not yet purchased
U.S. Treasury bills	$ 53,120	$ 1,340,826
U.S. Treasury notes, bonds, strips & agencies	6,906,963	7,146,537
Total U.S. Government and agency securities	6,960,083	8,487,363
Options - listed	12,332	2,159
Mortgage backed securities	14,519	-
Corporate obligations	3,345,602	1,851,920
Equities	31,513	7,527
Total	$ 10,364,049	$ 10,348,969
Less:		
Trading inventory pledged	(8,802,908)	-
Obligation to return collateral	-	(9,005,883)
	$ 1,561,141	$ 1,343,086

(continued)

(Dollars in thousands except share data)

NOTE 4 - TRADING INVENTORY, AT MARKET VALUE AND SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE (continued)

As part of its financing activities, the Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which amounted to $29,141,207 as of December 31, 2004. Collateral in the amount of $28,540,780 has been sold or repledged. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

The Company has borrowed collateral and pledged collateral received in the amount of $582,747 as of December 31, 2004. The market value of the collateral borrowed and pledged was $582,093 and $586,065, respectively.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, CLEARING ORGANIZATIONS AND CUSTOMERS

The balances shown as receivable from and payable to brokers, dealers, clearing organizations and customers are comprised of the following:

Receivable:	
Customers	$ 1,469,563
Exchanges and clearing organizations	347,062
Fail to deliver	1,395,392
Other receivables from brokers and dealers	51,526
	$ 3,263,543
Payable:	
Customers	$ 1,373,802
Exchanges and clearing organizations	154,227
Fail to receive	1,353,752
Securities transactions not yet settled, net	430,231
Other payables to brokers and dealers	17,803
	$ 3,329,815

The Company considers certain customers to be affiliates. Refer to Note 7 – Related Parties.

NOTE 6 -BORROWINGS

Borrowings include both secured and unsecured bank loans used to finance operations, including the securities settlement process.

The table below shows information for short-term borrowings.

	Amount	Rate
Term loans	$400,000	3.417%
Overnight bank loan	44,250	2.044%
Other facilities	14,307	Various
	$458,557	

At December 31, 2004, overnight bank loans that were fully collateralized by marketable securities, amounted to $24,250 and valued at $24,736.

(Dollars in thousands except share data)

NOTE 6 -BORROWINGS (continued)

At December 31, 2004, a term loan of $300,000 was drawn from a committed unsecured line of credit and $100,000 was drawn from an uncommitted unsecured line of credit with an affiliate. Both loans are due December 31, 2004 or such date thereafter, specifically for financing affiliate securities. Both loans have been renewed effective January 1, 2005 and expiring December 31, 2005.

Interest rates of other facilities approximate market interest rates as of December 31, 2004. The Company also has certain borrowing arrangements consisting of facilities that the Company has been advised are available, but where no contractual lending obligation exists.

NOTE 7 - RELATED PARTIES

Balances and amounts resulting from transactions with related parties included in the statement of financial condition are presented below:

Assets:	
Cash	$ 4,178
Cash and securities segregated pursuant to federal and other regulations	44
Trading inventory, at market value	190,571
Receivable under securities borrowing arrangements	88,174
Securities purchased under agreements to resell	148,159
Receivable from:	
Customers	54,673
Exchanges and Clearing organizations	4,308
Fail to deliver	2,531
Other receivables from brokers and dealers	46,809
Other assets	28,665
Liabilities:	
Short term borrowings	400,000
Securities sold under agreements to repurchase	1,503,097
Securities sold not yet purchased, at market value	151,837
Payable under securities lending agreements	2,650
Payable to:	
Customers	115,421
Fail to receive	3,881
Securities transactions not yet settled, net	177,500
Other payables to brokers and dealers	148
Accounts payable and accrued liabilities	12,052
Liabilities subordinated to the claims of general creditors:	
Floating rate revolving subordinated loan due July 31, 2005, at three month LIBOR plus 100 basis points	175,000
Floating rate revolving subordinated loan due August 24, 2007 at one month LIBOR plus 50 basis points	25,000
Floating rate cash subordinated loan due January 31, 2007 at six month LIBOR plus 70 basis points	50,000
Floating rate cash subordinated loan due July 31, 2007, at twelve month LIBOR plus 125 basis points	150,000
Floating rate revolving subordinated loan due October 31, 2005, at three month LIBOR plus 125 basis points	125,000

(continued)

(Dollars in thousands except share data)

NOTE 7 - RELATED PARTIES (continued)

At December 31, 2004, the Company had an undrawn revolving note with an affiliate of $125,000 at three-month LIBOR plus 100 basis points, which matures July 31, 2005.

The subordinated loans are covered by an agreement approved by the NYSE and are, therefore, available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Effective January 31, 2005, the floating rate revolving subordinated loans due July 31, 2005 and October 31, 2005 have been cancelled and replaced with a floating rate revolving subordinated loan due January 31, 2009.

At December 31, 2004, the Company has entered into credit default swaps and interest rate swaps with an affiliate for a notional value of $343,000 and $1,266,000, respectively.

In the normal course of business, the Company's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

Refer to Notes 5, 6, 8, 9, 10, 11 and 12 relating to receivable from and payable to brokers, dealers, clearing organizations and customers, borrowings, income taxes, other assets, financial instruments, commitments and contingent liabilities and employee benefits, respectively, which include other related party activity disclosures.

NOTE 8 - INCOME TAXES

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

At December 31, 2004, the Company had total deferred assets (liabilities) consisting of federal and state and local tax assets (liabilities) as follows:

Net operating loss carryforward federal and state	$	52,770
Accrued interest expense to non-US affiliates		1,720
Underwriting fees		(11,260)
Accrued expenses, deductible when paid		2,526
Restricted stock awards, deductible when paid		40,624
Other net deferred tax assets		5,074
Total deferred tax assets	$	91,454
Less valuation allowance		11,013
Net deferred tax assets	$	80,441

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Parent is owned by HNAH and included in the consolidated federal income tax return. Accordingly, the entire valuation allowance with the exception of $1,871 for foreign tax and $9,142 for current year state and city NOL's has been released.

For 2004, the Company is included in the consolidated federal income tax return filed by HNAH. Under the terms of the tax-sharing arrangement, the Company is allocated federal income taxes on a separate return basis. The Company is included in the combined New York State and city tax return filed with its parent.

 (continued)

(Dollars in thousands except share data)

NOTE 8 - INCOME TAXES (continued)

The Company has federal SRLY net operating loss carryforwards of $100,074 and New York State and city net operating loss carryforwards of $206,431. These carryforwards expire as follows:

Calendar Year	Federal Amount	New York Amount
2012	$ 12,635	$ 12,635
2018	7,569	7,569
2022	76,255	76,255
2023	3,615	3,615
2024	-	106,357
	$ 100,074	$ 206,431

NOTE 9 - OTHER ASSETS

The components of other assets at December 31, 2004 were as follows:

Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $22,380	$ 2
Exchange memberships, at cost (market value $9,567)	5,218
Dividends and accrued interest receivable	63,108
Deferred tax assets	80,441
Prepaid expenses	2,015
Employee deferred compensation	25,616
Other	29,699
	$ 206,099

Shares of HSBC Holdings plc purchased for future issuance are recorded as other assets ("employee deferred compensation") and respectively accrued liabilities and account payable as of December 31, 2004. The shares purchased are held in custody by a third party and, in accordance with the plan agreement, the employees assume all risk associated with movements in the fair value of such shares.

NOTE 10 - FINANCIAL INSTRUMENTS

Derivative Financial Instruments

In the normal course of its business, the Company enters into transactions in derivative financial instruments for trading purposes, and as economic hedges in order to manage its exposure to market and interest rate risks. Such derivative financial instruments, which include options, swaps and mortgage-backed-to-be-announced securities ("TBAs"), are stated at fair value. Fair values of options and TBAs are recorded in financial instruments owned or financial instruments sold, not yet purchased, as appropriate. Fair values of swaps are recorded in payables to or receivables from customers, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Options

Options are contracts that allow the holder to purchase or sell financial instruments for cash at a specified price at or within a specific period of time. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates, or the market values of the securities underlying the instruments.

(continued)

(Dollars in thousands except share data)

NOTE 10 - FINANCIAL INSTRUMENTS (continued)

Futures

Futures contracts typically are settled in the market prior to delivery by entering offsetting positions, rather than through delivery of the underlying financial instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

TBAs

In the normal course of business, the Company enters into various commitments including "when issued" and TBA securities transactions. TBAs are forward contracts that give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Swaps

The Company's swap agreements consist primarily of interest rate and credit default swaps. Swap contracts are OTC ("over-the-counter") agreements to exchange future cash flows based upon notional values, which are derived from underlying financial instruments. The Company manages this credit risk by monitoring the creditworthiness of counterparties and by requiring collateral to be pledged and monitoring the adequacy of the collateral. Market risk on swap contracts results from unfavorable movements in the market value or fair value of the underlying financial instruments. The Company manages market risk by setting trading limits.

A summary of the Company's derivative financial instruments, executed through regulated exchanges and OTC, at contract or notional amounts, together with their fair values at December 31, 2004, is presented below. Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instrument, they are not indicative of potential loss.

	Contractual/ Notional Amount	Fair Value
Futures contracts		
Commitments to buy	$ 38,288,400	$ -
Commitments to sell	2,538,500	-
Listed options		
Purchased	56,720,000	12,332
Sold	6,360,000	2,159
Swaps		
Interest Rate	1,266,000	13,844
Credit Default	343,000	(1,504)
TBA Mortgage Backed Securities		
Commitments to buy	468,764	1,304
Commitments to sell	412,875	(1,667)

(continued)

(Dollars in thousands except share data)

NOTE 10 - FINANCIAL INSTRUMENTS (continued)

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company provides guarantees to securities clearing houses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearing houses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is deemed remote.

At December 31, 2004, the Company was obligated under various lease agreements with an affiliate entity relating to property used for office space and business purposes. These lease agreements have initial expiration dates of December 31, 2004 with provisions for automatic renewals until June 30, 2006, unless the Company, by written notice, elects not to renew the lease.

The Company is also obligated under various lease agreements for several branch offices, which expire at various dates through December 31, 2008. Future minimum rentals under lease agreements for office space with third parties, some of which provide for escalation based on property taxes and other operating costs, are as follows:

Year ending December 31,	
2005	$ 651
2006	460
2007	467
2008	473
Aggregate minimum lease payments	$ 2,051

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

(continued)

(Dollars in thousands except share data)

NOTE 12 – POST RETIREMENT BENEFITS

Employees of the Company are covered under an affiliate's non-contributory defined benefit pension plan and defined contribution pension plan. Both plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(a) *Pension Plan*
The Pension Plan (the "Plan") is a defined benefit pension plan sponsored by an affiliate. The Plan covers all employees of the Company hired prior to January 1, 1997 who have attained the age of 18 and have completed one year of service, defined as a minimum of 1,000 hours. Participants become 100% vested after five years of service. Retirement benefits are based on years of credited service. The strategy has been to maintain Plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's net assets as they relate to the employees of the Company.

(b) *Defined Contribution*
The Company has a defined contribution plan to cover employees hired on or after January 1, 1997. Under the plan, employees would receive annual contributions of 3.5% of salary for their first four years of participation and 5.0% of salary thereafter. When employees leave the Company, those who meet the plan's five years of service vesting requirement would be able to roll their account balance into an IRA or another employer's plan, or, alternatively, leave their funds in the plan and receive a lump sum at or after age 65.

(c) *Thrift Incentive Plan*
The Thrift Incentive Plan (the "TIP") is a defined contribution pension plan sponsored by an affiliate. All employees of the Company who have completed one year of employment are eligible to participate in the TIP. Employees may elect to contribute up to 20% of their base salaries up to the legal limitations. The affiliate matches 100% of the first 2% of participants' base pay contributions, and 50% of the next 4% of the participants' base pay contributions. Participants are 100% vested in the value of their personal contributions, the employer matching contributions and the amount of any earnings or appreciation on such contributions. All employees hired on July 2, 1999 or later are eligible to contribute to the TIP immediately; however, the employer matching contributions begin after completion of one year of service.

NOTE 13 – STOCK OPTION PLANS AND RESTRICTED SHARE PLAN

Options have been granted to employees of the Company under the HSBC Holdings Group Share Option Plan (the "Group Share Option Plan,") and under the HSBC Holdings Savings-Related Share Option Plan: Overseas Section (the "Sharesavings Plan").

(a) *Group Share Option Plan*
Options have been granted to employees of the Company under the HSBC Holdings Group Share Option Plan. Under the plan, options have been awarded to certain employees of the Company to acquire shares of HSBC. The exercise price of each option is equal to the market price of the stock of HSBC on the date of grant. The maximum term of the options is ten years and they are expected to vest at the end of three years based on management's assessment that HSBC will meet certain performance conditions, as defined. During 2004, total options granted were 487,950 and options outstanding at December 31, 2004, were 1,863,975. The exercise price for options granted was $14.73 and the weighted average exercise price for options outstanding was $12.46.

Options exercisable at December 31, 2004, were 696,625. The range of exercise prices on options outstanding was between $10.31 and $14.07. The weighted average remaining contractual life for options outstanding at December 31, 2004, was 1.02 years.

(continued)

(Dollars in thousands except share data)

NOTE 13 – STOCK OPTION PLANS AND RESTRICTED SHARE PLAN (continued)

The Company used the Murex Cox option-pricing model to determine the fair value of the 2004 option grants, using the following weighted average assumptions:

Expected volatility	25 - 35%
Risk-free interest rate	4.64 – 6.2%

(b) *Savings - Related Option Plan: Overseas Section*
Options have been granted to employees of the Company under the HSBC Holdings Savings-related Share Option Plan. Under the plan, employees have the option to buy shares in HSBC at a discounted price fixed at the beginning of a three or five year contribution period. Employee contributions to the plan cannot exceed the U.S. Dollar equivalent of GBP250 per month. At the end of the three or five year period, employees will have six months in which to exercise their option to buy shares.

During 2004, total options granted were 92,979 and options outstanding at December 31, 2004 were 259,827. The exercise price was $11.97 and the weighted average price outstanding was $9.82.

At December 31, 2004, there were no shares exercisable under the HSBC Holdings Savings-related Share Option Plan. The weighted average contractual life for options outstanding at December 31, 2004, was 2.98 years.

(c) *Restricted Share Plan*
The Company provides awards to key employees in the form of restricted shares.

NOTE 14 – VARIABLE INTEREST ENTITIES

The Company has adopted FIN 46R as of March 31, 2004. As of December 31, 2004, none of the VIEs that the Company is involved with is required to be consolidated under FIN 46R. Information for the unconsolidated VIEs is described in detail as follows:

Commercial Paper Conduit

In the normal course of business the Company supports customer's financing requirements through facilitating their access to the commercial paper markets. These markets provide an attractive, low-cost financing alternative for these customers. Specifically, assets such as high-grade trade or other receivables are sold to a commercial paper financing entity, which in turn issues high-grade short-term commercial paper that is collateralized by such assets. The Company structures financing transactions for customers such that receivables financed through the financing entity are appropriately diversified and credit enhanced to support the issuance of asset-backed commercial paper.

In the role as an administrator of this independently rated specialized financing entity, the Company facilitates these transactions and bills and collects fees from the financing entity for the services it provides. The Company does not service the assets or transfer its own assets into the financing entity.

The financing entity has issued fixed rate Capital Notes to a third party in an amount greater than a majority of the expected losses as defined in FIN 46R. These notes entitle the note holders to approval and/or provide voting rights with regard to certain business matters of the financing entity. As a result, the note holders are in the first position to absorb more than a majority of the expected losses of the financing entity. Therefore, the Company is not the primary beneficiary and not required to consolidate the financing entity under FIN 46R.

As of December 31, 2004, the total investments in the financing entity were $2,503,000.

(Dollars in thousands except share data)

NOTE 14 – VARIABLE INTEREST ENTITIES (continued)

Trust Certificates

The Company serves as an organizer for trusts that are variable interest entities and as a private placement agent for the certificates issued by the trusts. These certificates are backed by the assets of the trusts, which are primarily investment grade agreements purchased from insurance companies. The Company does not have any continuing involvement with the trusts. The Company does not have a significant variable interest in the trusts. Therefore, the Company is not the primary beneficiary under FIN 46R. As of December 31, 2004, total assets of these trusts were $610,000.

NOTE 15 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the NYSE. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and under the CFTC regulations, the greater of $250 or 4% of total risk margin in non customer accounts plus 8% of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2004, the Company's net capital was $477,382 which was 27.51% of aggregate debit balances, and $440,815 in excess of its required net capital of $36,567.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
HSBC SECURITIES (USA) INC. as of 12/31/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)							$ 495,364,178	3480
2. Deduct: Ownership equity not allowable for Net Capital							( )	3490
3. Total ownership equity qualified for Net Capital							495,364,178	3500
4. Add:								
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital							525,000,000	3520
B. Other (deductions) or allowable credits (List)								3525
5. Total capital and allowable subordinated liabilities							$ 1,020,364,178	3530
6. Deductions and/or charges:								
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)					$ 247,200,549	3540		
1. Additional charges for customers' and non-customers' security accounts						3550		
2. Additional charges for customers' and non-customers' commodity accounts					11,224,992	3560		
B. Aged fail-to-deliver:					1,956,872	3570		
1. number of items			10	3450				
C. Aged short security differences-less reserve of			$	3460		3580		
number of items				3470				
D. Secured demand note deficiency						3590		
E. Commodity futures contracts and spot commodities – proprietary capital charges					5,345,781	3600		
F. Other deductions and/or charges					26,260,033	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)						3615		
H. Total deductions and/or charges							(291,988,227)	3620
7. Other additions and/or allowable credits (List)								3630
8. Net Capital before haircuts on securities positions							$ 728,375,951	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):								
A. Contractual securities commitments					$ 1,365,000	3660		
B. Subordinated securities borrowings						3670		
C. Trading and investment securities:								
1. Bankers' acceptances, certificates of deposit and commercial paper						3680		
2. U.S. and Canadian government obligations					21,982,001	3690		
3. State and municipal government obligations						3700		
4. Corporate obligations					156,816,800	3710		
5. Stocks and warrants					53,286,427	3720		
6. Options						3730		
7. Arbitrage						3732		
8. Other securities					17,324,464	3734		
D. Undue concentration					219,626	3650		
E. Other (List)						3736	(250,994,318)	3740
10. Net Capital							$ 477,381,633	3750
							OMIT PENNIES	

The above computation does not differ materially from that which was filed on January 26, 2005 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
HSBC SECURITIES (USA) INC. as of 12/31/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item				Amount	Code
11. Minimal net capital required (6-2/3% of line 19)				$	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				$	3758
13. Net capital requirement (greater of line 11 or 12)				$	3760
14. Excess net capital (line 10 less 13)				$	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)				$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item				Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$	3790
17. Add:					
A. Drafts for immediate credit	$		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810		
C. Other unrecorded amounts (List)	$		3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)				$	3838
19. Total aggregate indebtedness				$	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)				%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 36,567,054	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$ 1,000,000	3880
24. Net capital requirement (greater of line 22 to 23)	$ 36,567,054	3760
25. Excess net capital (line 10 less 24)	$ 440,814,579	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	% 27.51	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (item 10 less item 4880 page 12 divided by line 17 page 8)	% 27.51	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 437,157,874	3920

OTHER RATIOS

Part C

Item	Amount	Code
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	% 31.85	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(5), (a)(7) and (c)(2)(x) divided by Net Capital	%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The above computation does not differ materially from that which was filed on January 26, 2005 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
HSBC SECURITIES (USA) INC. as of 12/31/04

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

Item	Amount	Code	Total	Code
CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3	$1,136,917,048	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	301,348,447	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	311,732,964	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	1,989,205	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)	2,547,563	4425		
11. TOTAL CREDITS			$1,754,535,227	4430
DEBIT BALANCES				
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$1,366,322,065	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	42,898,163	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	325,313,145	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	888,664	4465		
16. Other (List)		4469		
17. ** Aggregate debit items			$1,735,422,037	4470
18. ** Less 3% (for alternative method only – see Rule 15c3-1(f)(5)(i))			(52,062,661)	4471
19. ** TOTAL 15c3-3 DEBITS			1,683,359,376	4472
RESERVE COMPUTATION				
20. Excess of total debits over total credits (line 19 less line 11)			$	4480
21. Excess of total credits over total debits (line 11 less line 19)			71,175,851	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period			48,615,974	4510
24 Amount of deposit (or withdrawal) including $ 46,467,098 [4515] value of qualified securities			46,467,098	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ 95,083,072 [4525] value of qualified securities			$ 95,083,072	4530
26. Date of deposit (MMDDYY)			01/04/05	4540

FREQUENCY OF COMPUTATION **OMIT PENNIES**

27. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

The above computation does not differ materially from that which was filed on January 26, 2005 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2004

Schedule III

Amount of Customer Risk Maintenance Margin requirement pursuant to the Commodity Exchange Act and regulations	$ 371,217,219	
Amount subject to 8% requirement		29,697,378
Amount of Non-Customer Risk Maintenance Margin requirement pursuant to the Commodity Exchange Act and regulations	171,090,669	
Amount subject to 4% requirement		6,843,627
		36,541,005
$250,000 Requirement		250,000
Minimum CFTC net capital requirement		$ 36,541,005

The above computation does not differ materially from that which was filed on January 26, 2005 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' TRADING ON U.S. COMMODITY EXCHANGES AS OF DECEMBER 31, 2004

Schedule IV

Segregation requirements:	
Net ledger balances:	
Cash	$181,973,607
Securities (at market)	357,428,723
Net unrealized profit(loss) in open futures contracts traded on a contract market	(15,301,764)
Exchange traded options:	
Add - Market value of open options contracts purchased on a contract market	294,928,604
Deduct - Market value of open option contracts sold on a contract number	(279,283,858)
Net equity	539,745,312
Accounts liquidating to a deficit and accounts with debit balances – gross amount	4,292,430
Deduct - Amount offset against U.S. Treasury obligations owned by customers	(4,249,077)
Total amount required to be segregated	539,788,665
Funds on deposit in segregation:	
Deposited in segregated funds bank accounts:	
Cash	10,034,670
Securities representing investments of customers' funds (at market)	-
Securities held for customers in lieu of cash (at market)	156,571,583
Margins on deposit with clearing organizations of contract markets:	
Cash	174,209,626
Securities representing investments of customers funds (at market)	-
Securities held for particular customers or option customers in lieu of cash (at market)	199,155,391
Net settlement from (to) derivatives clearing organizations of contract markets	(5,940,487)
Exchange traded options:	
Add - Unrealized receivables for options contracts purchased on contract markets	294,912,774
Deduct - Unrealized obligations for option contracts sold on contract market	(279,283,858)
Net liquidating equities with other FCMs:	
Net liquidating equity	2,102,955
Securities representing investments of customers' funds (at market)	-
Segregated funds on hand	1,701,750
Total amount in segregation	553,464,404
Excess funds in segregation	$ 13,675,739

The above computation does not differ materially from that which was filed on January 26, 2005 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(A indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS AS OF DECEMBER 31, 2004

		Schedule V
Amount required to be segregated in accordance with Regulation 32.6		$ -
Funds in segregated accounts:		
Cash	$ -	
Securities	-	
Total		-
Excess funds in segregation		$ -

The above computation does not differ materially from that which was filed on January 26, 2005 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATIONS 30.7

AS OF DECEMBER 31, 2004

Schedule VI

Amounts to be set aside in separate section 30.7 accounts		$ 26,397,288
Funds in separate section 30.7 accounts:		
Cash	$ 1,670,284	
Securities	12,091,604	
Amounts held by members of foreign boards of trade	20,193,617	
Amounts with other depositories designated by a foreign board of trade	-	
Total funds in separate section 30.7 accounts		33,955,505
Excess funds in separate section 30.7 accounts		$ 7,558,217

The above computation does not differ materially from that which was filed on January 26, 2005 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule VII

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession and control had been issued as of the report date but for which the required action was not taken by respondent with the time frames specified under rule 15c3-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result form normal business operations" as permitted under rule 15c3-3:	$ -
B. Number of items	-



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Shareholder
HSBC Securities (USA) Inc.:

In planning and performing our audit of the financial statements of HSBC Securities (USA) Inc. (the Company), an indirect wholly owned subsidiary of HSBC Holding plc, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3;

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

6. Making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP

February 18, 2005